Exhibit 99.1

EUDA Health Holdings Limited Announces Repurchase and Cancellation of Streeterville Warrant

SINGAPORE, March 04, 2026 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or the “Company”), a Singapore based non-invasive healthcare provider in Asia focused on Singapore, Malaysia and China, today announced that it has repurchased and cancelled in full the warrant previously issued to Streeterville Capital, LLC.

Background of the Warrant

As previously disclosed, the Company entered into a securities purchase agreement dated November 26, 2025 with an accredited investor for the purchase of a warrant that was immediately exercisable into up to 2,000,000 newly issued ordinary shares of the Company. The warrant was previously amended on December 16, 2025 and January 13, 2026.

Repurchase and Cancellation

On February 27, 2026, the Company repurchased the warrant in full for a total purchase price of US$125,000. Following the repurchase, the warrant was cancelled and is no longer outstanding.

As a result of this transaction, there are no warrants remaining under this agreement, and the potential issuance of shares associated with the warrant has been fully eliminated.

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Christensen Advisory

Christian Arnell
Phone: +852 2117 0861
Email: christian.arnell@christensencomms.com